Pacific Rim Mining Corp.
Interim Consolidated Balance Sheet
(Prepared by Management)
In thousands of U.S. dollars

	As at	As at
	January 31,	April 30,
ASSETS	2006	2005
	(unaudited)	(audited)
Current Assets
Cash, cash equivalents and bullion
Cash and cash equivalents	$1,340	$794
Bullion (Note 4)	280	21
	1,620	815
Receivables	587	116
Production inventories	241	266
	2,448	1,197
Property, Plant and Equipment (Note 5)	4,295	4,299
Closure Fund (Note 7a)	3,215	3,122
	$9,958	$8,618

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,002	$1,214
Accrued closure costs - current portion (Note 7b)	152	118
	1,154	1,332
Accrued Closure Costs (Note 7b)	1,629	1,747
	2,783	3,079

Contingent Liability (Note 11)

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)
Authorized:
unlimited common shares without par value
Issued and fully paid:
81,425,960 shares outstanding (80,642,194 @ April
30, 2005)	57,787	57,435
Contributed Surplus - Statement attached	991	810
Deficit - Statement attached	(51,603)	(52,706)
	7,175	5,539
	$9,958	$8,618

APPROVED BY THE BOARD OF DIRECTORS:

“David K. Fagin” , Director

“Thomas C. Shrake” , Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Income (Loss)
(Prepared by Management)
In thousands of U.S. dollars, except for per share amounts
(unaudited)
	Three Months Ended		Nine Months Ended
	January 31		January 31
	2006	2005	2006	2005
Revenues
Sales	$2,649	$2,675	$6,079	$8,943

Cost of sales
Operating costs	1,252	1,953	3,252	7,856
Depreciation, depletion and amortization	7	29	18	873
	1,259	1,982	3,270	8,729
Mine operating income	1,390	693	2,809	214

Expenses
Exploration
- direct	1,679	1,147	4,206	5,025
- stock-based compensation (Note 8)	11	4	41	13
General and administrative
- direct	335	276	808	717
- stock-based compensation (Note 8)	29	41	145	128
Interest expense	-	5	-	18
Foreign exchange loss (gain)	(14)	10	(40)	(112)
Interest income	(33)	(30)	(111)	(88)
Gain on sale of property, plant and equipment	(10)	(29)	(10)	(888)
	1,997	1,424	5,039	4,813
Loss before unusual item	(607)	(731)	(2,230)	(4,599)
Recovery (Loss) of Investment in Andacollo Mine	(17)	94	3,333	242
(Note 1)
Income (Loss) for the period	(624)	(637)	1,103	(4,357)

Income (Loss) per share - basic and diluted	$(0.01)	$(0.01)	$0.01	$(0.05)
Weighted average shares outstanding during the period	81,405,284	80,517,194	81,121,331	80,494,226

- See accompanying notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders' Equity
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Share Capital - Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance - April 30, 2005	80,642,194	$57,435	$810	$(52,706)	$5,539
Shares issued for cash – options
exercised	783,766	347	-	-	347
Stock-based compensation	-	-	186	-	186
Fair value of options exercised	-	5	(5)	-	-
Income for the period	-	-	-	1,103	1,103

Balance – January 31, 2006	81,425,960	$57,787	$991	$(51,603)	$7,175

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)	Three Months Ended		Nine Months Ended
	January 31		January 31
	2006	2005	2006	2005
Operating Activities
Income (Loss) for the period	$(624)	$(637)	$1,103	$(4,357)
Adjustments to reconcile income (loss) to cash flow
provided by (used for) operating activities:
Depreciation, depletion and amortization	12	4	30	732
Accrued closure and pension costs	-	25	-	497
Stock-based compensation	40	45	186	141
Foreign exchange loss (gain)	(14)	10	(40)	(112)
Net interest earned on closure sinking fund	(32)	(23)	(93)	(62)
Gain on sale of property, plant and equipment	(10)	(29)	(10)	(888)
	(628)	(605)	1,176	(4,049)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	236	(128)	(212)	(637)
Closure cost expenditures	(17)	(146)	(84)	(285)
Inventories	4	537	(234)	3,816
Receivables	(542)	51	(471)	61
Cash flow provided by (used for) operating activities	(947)	(291)	175	(1,094)

Investing Activities
Purchases of property, plant and equipment	(12)	(24)	(26)	(24)
Proceeds from sale of property, plant and equipment	10	3	10	877
Reclamation sinking fund withdrawal	-	76	-	108
Cash flow provided by investing activities	(2)	55	(16)	961

Financing Activities
Loan repayment	-	(828)	-	(828)
Issuance of share capital	14	-	347	15
Cash flow provided by financing activities	14	(828)	347	(813)

Foreign exchange	14	(10)	40	112

Net increase (decrease) in cash and cash equivalents	(921)	(1,074)	546	(834)
Cash and cash equivalents, beginning of period	2,261	1,703	794	1,463
Cash and cash equivalents, end of period	$1,340	$629	$1,340	$629

Supplementary Schedule of Cash Transactions:
Interest paid during period	$-	$25	$-	$497

Supplementary Schedule of Non-cash Transactions:
Stock based compensation	$40	$45	$186	$141

- See accompanying notes -

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

1.	Nature of Operations and Basis of Presentation

Pacific Rim Mining Corp. (“the Company”) is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in the U.S.A, El Salvador, Chile and Argentina.

Basis of Presentation

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2005.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly these interim financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2005 (the “Annual Report”).

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owns the permanently closed Andacollo Mine were written off in December 2000 with a corresponding charge to income at that time. Proceeds from creditor distributions and payments related to subsequent sales of the previously written off assets are recorded in the year received as “Recovery of Investment in Andacollo Mine”. On September 21, 2005 the Company entered into a final agreement to sell 100% of the shares of the Chilean subsidiary that owns the Andacollo Mine. $3,000 of proceeds received from this sale have been recorded as described above. Future payments secured by a promissory note totaling $2,400 ( $1,000 and $1,400 payable by September 20, 2006 and 2007 respectively) will conservatively be recorded as received. The promissory note bears no interest and is secured by a charge over the assets sold.

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods please refer to the Company’s annual report.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion (Note 4), receivables, closure fund, accounts payable and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Bullion

Details are as follows:

	January 31, 2006		April 30, 2005
	Gold	Silver	Gold	Silver
Ounces at refinery	892	3,112	84	850
Market value per ounce ($/oz.)	$ 570.00	$ 9.83	$ 434.00	$ 6.80
Market value	$ 508	$ 31	$ 36	$ 6
Total market value	$ 539		$ 42
Valuation – lower of cost and market	$ 280		$ 21

5.	Property, Plant and Equipment

	Details are as follows:
		January 31,	April 30,
		2006	2005
	Cost	$9,548	$9,536
	Accumulated depreciation and write-downs	(5,253)	(5,237)
		$4,295	$4,299

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

6.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

By option agreement dated November 14, 2003, the Company agreed to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration license area. The Company has paid an aggregate amount of $29. The original option terms are currently being renegotiated. With a further renegotiated payment of approximately $28 prior to April 1, 2006 the Company may extend the expiry date of its final payment of $ 971 to April 1, 2007 to fully exercise its purchase option.

		iii)	The Company has obtained 4 additional exploration licenses known as Santa Rita, Guaco, Huaucuco and Pueblos adjacent to the El Dorado property.

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	January 31,	April 30,
	2006	2005
Current assets	$540	$412
Property, plant and equipment	46	46
Closure fund	3,215	3,122
Current liabilities	(660)	(560)
Long-term liabilities	(1,629)	(1,747)
Net assets	$1,512	$1,273

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

6.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture - continued

		ii)	The condensed statement of operating income of the Company’s 49% interest is as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005
Sales	$2,649	$2,675	$6,079	$8,943
Gain on sale of property, plant and equipment	-	29	-	888
Costs and expenses	(1,259)	(1,982)	(3,270)	(8,729)
Net income	$1,390	$722	$2,809	$1,102

iii)	The condensed statement of cash flow of the Company’s 49% interest is as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005
Cash flows provided by operations	$1,178	$1,221	$2,056	$4,978
Cash flow provided by (used for) investment	10	(21)	(4)	853
activities
Cash flow provided by (used for) financing	-	76	-	108
activities
Net cash flow	$1,188	$1,276	$2,052	$5,939

iv)

By agreement dated October 28, 2004 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide.

The $1,000 balance of the consideration is to be paid on closing currently scheduled for October 31, 2006 pending the contingencies of the agreement. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

7.	Closure Fund and Accrued Closure Costs

	a)	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,215 at January 31, 2006 (April 30, 2005 - $3,122) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at January 31, 2006 was approximately $3,289 (April 30, 2005 - $3,261).

At January 31, 2006, the closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton- Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

	b)	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,781 at January 31, 2006 (April 30, 2005 - $1,865) of which $1,629 (April 30, 2005 - $1,747) is long- term and $152 (April 30, 2005 - $118) is current. The closure fund (Note 7a), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2005
Current	$118
Long-term	1,747	$1,865
Less: Reclamation expenditures during the period		(84)
Accrued closure costs – January 31, 2006
Current	$152
Long-term	1,629	$1,781

Provisions for post-retirement benefit liabilities relating to employees of the Rawhide Joint Venture are recorded as closure costs. The current and long-term portions of the estimated liability have been recognized in the interim consolidated balance sheets. The Rawhide Joint Venture participants are currently reviewing the actuarial and accounting treatment of post-retirement plan funding. The Company anticipates that any accounting adjustments from this review will not negatively impact the future financial performance of the Joint Venture (see note 11).

8.
Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

8.	Share Capital - Continued

Stock Options

On April 11, 2002 the Company amalgamated with Dayton Mining Corporation. All stock options that existed at that date were rolled over, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

Current option details are as follows:

	Number of Options
	Pre-		Weighted Average
	Amalgamation	October	Exercise Price (in
	Plans	2002 Plan	Cdn$)	Expiry
Options outstanding at April 30, 2005	1,601,100	4,520,800	$ 0.60	2005-2010
Nine months ended January 31, 2006
- granted	0	12,500	$0.93	2008
- expired/cancelled	(30,800)	(93,334)	$ 0.73	2005-2010
- exercised	(611,300)	(172,466)	$ 0.55	2005-2010
Options outstanding at January 31, 2006	959,000	4,267,500	$ 0.64	2006-2010
Vested as at January 31, 2006	959,000	3,634,167	$ 0.62	2006-2010

The following table summarizes information about stock options outstanding to eligible parties as at January 31, 2006.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
July 4, 2006	$ 0.29	959,000	959,000
April 18, 2007	$ 0.62	1,685,000	1,685,000
January 26, 2008	$0.93	12,500	12,500
July 23, 2008	$ 0.43	130,000	130,000
October 8, 2008	$ 0.85	1,190,000	1,190,000
February 18, 2010	$ 0.75	1,250,000	616,667
		5,226,500	4,593,167

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are summarized below:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005
Administrative costs	$29	41	$145	128
Exploration costs	11	4	41	13
Total stock-based comp.	$40	45	$186	141

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

8.	Share Capital - Continued

Stock Options – Continued

The fair value of the option costs in the above information have been estimated at the date of grant of the option using the following assumptions:

Black-Scholes Assumptions :
		Options Granted
	January	February	October	July 23,	April 18,
	26, 2006	18, 2005	8, 2003	2003	2002
Average risk free interest rate	3.85%	3.46%	3.85%	3.67%	4.31%
Average expected option life	2 years	5 years	5 years	5 years	5 years
Stock volatility – based on trading history	87.73%	87.39%	88.30%	87.74%	89.46%
Dividend payments during life of option	none	none	none	none	none

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

9.	Gold Sales Contracts – (Metal Prices in U.S. Dollars)

At January 31, 2006, the Company had no gold hedging position compared to 4,000 ounces of forward sales contracts at January 31, 2005 for future delivery of gold at various dates from February 2005 to May 2005 at an average price of US$432. At January 31, 2006, the Company therefore had no financial exposure to market risks related to the settlement of outstanding hedges compared to a fair value of $40 for outstanding contracts at January 31, 2005 calculated using spot prices at that date if the Company were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

10.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income.

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

11.	Contingent Liability

The Rawhide joint venture partner and operator asserts that the Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to $2,000 (the Company’s portion would be approximately $1,000) over the next 30 years. The operator's assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company has received a proposal from the operator whereby future interest obligations which are estimated to be approximately $300 (Company’s portion would be approximately $150) will only be paid by the Joint Venture to the cessation of commercial production. This contingency will not be included in the Company’s financial statements until formal agreement with the operator is achieved.

12.	Segmented Information

	January 31,	April 30,
	2006	2005

Total Assets (See Note Below)
Canada	$1,249	$807
USA	4,419	3,443
El Salvador	4,291	4,354
Argentina	-	11
Chile	-	3

Total	$9,958	$8,618

Property, Plant and Equipment
Canada	$12	$5
USA	49	60
El Salvador	4,234	4,234
Argentina	-	-
Chile	-	-

Total	$4,295	$4,299

Note: $218 of April 30, 2005 USA total assets have been reclassified as assets in Canada.

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
Revenue, Excluding Interest Income	2006	2005	2006	2005
USA	$2,649	$2,675	$6,079	$8,943

Total	$2,649	$2,675	$6,079	$8,943

Depreciation, Depletion and Amortization
Canada	$3	$1	$4	$3
USA	4	28	14	870
El Salvador	-	-	-	-
Argentina	-	-	-	-
Chile	-	-	-	-

Total	$7	$29	$18	$873

Net Income (Loss)
Canada	$(224)	$(346)	$(632)	$(510)
USA	1,281	597	2,524	646
El Salvador	(1,596)	(968)	(3,975)	(4,670)
Argentina	(43)	(24)	(113)	(75)
Chile	(42)	104	3,299	252

Total	$(624)	$(637)	$1,103	$(4,357)

Pacific Rim Mining Corp. Notes to Interim Consolidated Financial Statements January 31, 2006 In thousands of U.S. dollars, except per share amounts (unaudited)

13.	Commitments and Subsequent Events

a) Leases

The Company is committed to payments under operating leases for office premises, residential housing leases, a photocopier and vehicles described in Note 12 of the audited consolidated financial statements contained in the April 30, 2005 annual report of the Company.

b) Property Option – Zamora

On February 06, 2006, the Company signed a Letter of Interest (“LOI”) to acquire from a private El Salvadoran company a 100% interest in an exploration concession known as the Zamora gold project in El Salvador. Under the terms of the LOI the Company maintains an option to purchase the project by making advance royalty payments in Company shares to the vendors under the following schedule: 50,000 shares upon exchange approvals of the LOI (issued subsequent to period end): 50,000, 70,000, 100,000 and 150,000 shares on the first through fourth anniversaries of this agreement, respectively: 200,000 on the fifth and subsequent anniversaries until the earlier of termination of the option, commencement of production or expiry of the exploration concession. Title to 100% of the project will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the dollar value of the advance royalty payments made in shares).

c) Financing Agreement

On March 01, 2006, the Company closed an underwriting agreement with a syndicate of underwriters whereby the underwriters have bought 23,900,000 common shares of the Company at a price of Cdn $0.84 per share for resale to the public. Net proceeds of the issue after sales commissions of 6% and all other issuance costs are approximately $16,200. The Company has also agreed to grant 1,195,000 non transferable share purchase warrants at Cdn $0.84 for up to 12 months from closing to the underwriters. Proceeds from the issue are to be used primarily for further exploration and development of the El Dorado gold project as well as exploration on other El Salvador properties and for general corporate purposes.

14.	Management Discussion and Analysis of Financial condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim consolidated financial statements is included in the Report to Shareholders dated March 14, 2006.